SECURIT[ ]IISSION

03013190

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2003

SEC FILE NUMBER
8- 44944

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prim Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Public Square, Suite 2500
(No. and Street)

Cleveland, (City) Ohio (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael C. Brady 216-830-1111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S.R. Snodgrass, A.C.
(Name – *if individual, state last, first, middle name*)

5840 Heisley Road (Address) Mentor (City) Ohio (State) 44060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael C. Brady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prim Securitites, Inc., as of December 31, 20 2, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KARL E. MAY, ATTORNEY AT LAW
NOTARY PUBLIC—STATE OF OHIO
My commission has no expiration date.
Section 147.03 R.C.

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prim Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Public Square, Suite 2500
(No. and Street)

Cleveland,	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael C. Brady 216-830-1111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S.R. Snodgrass, A.C.
(Name – *if individual, state last, first, middle name*)

5840 Heisley Road	Mentor	Ohio	44060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public acc must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a·*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael C. Brady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prim Securitites, Inc., as of December 31, 20 2, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KARL E. MAY, ATTORNEY AT LAW
NOTARY PUBLIC—STATE OF OHIO
My commission has no expiration date.
Section 147.03 R.C.

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIM SECURITIES, INCORPORATED

CLEVELAND, OHIO

FINANCIAL STATEMENTS

DECEMBER 31, 2002

SNODGRASS
Certified Public Accountants and Consultants

Independent Auditors' Report

To the Stockholders of
Prim Securities, Incorporated

We have audited the accompanying statement of financial position of Prim Securities, Incorporated (a wholly-owned subsidiary of Prim Capital Corporation) as of December 31, 2002, and the related statement of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prim Securities, Incorporated as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information contained on pages 11 and 12 is prepared for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S.R. Snodgrass A.C.

Mentor, Ohio
February 26, 2003

S.R. Snodgrass, A.C.
5840 Heisley Road Mentor, OH 44060~1856 Phone: 440~352~3949/440~951~2451 Facsimile: 440~352~9314

PRIM SECURITIES, INCORPORATED
FINANCIAL STATEMENTS

PRIM SECURITIES, INCORPORATED
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2002

ASSETS

Current Assets	
Cash	$ 149,523
Clearing deposit	100,064
Commissions receivable	29,706
Other	3,300
Total current assets	282,593
Total assets	$ 282,593

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$ 29,070
Commissions payable	86,317
Other liability	5,000
Total current liabilities	120,387
Total liabilities	120,387
Stockholders' Equity	
Common stock 1,000 shares authorized, 50 shares issued and outstanding at $ 10 par value	500
Additional paid-in capital	375,132
Accumulated deficit	(213,426)
Total stockholders' equity	162,206
Total liabilities and stockholders' equity	$ 282,593

The accompanying notes are an integral part of the financial statements.

PRIM SECURITIES, INCORPORATED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commissions	$ 307,951
Investment advisory fees	2,062
Interest income	4,676
Total revenues	314,689
EXPENSES	
Commissions	95,198
Management fees	195,820
Regulatory fees	14,918
Professional fees	9,245
Other operating expenses	29,275
Total expenses	344,456
Net loss	$ (29,767)

The accompanying notes are an integral part of the financial statements.

PRIM SECURITIES, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Beginning balances - December 31, 2001	$ 500	$ 375,132	$ (183,659)
Net loss for the year	-	-	(29,767)
Ending balances - December 31, 2002	$ 500	$ 375,132	$ (213,426)

The accompanying notes are an integral part of the financial statements.

PRIM SECURITIES, INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (29,767)
Adjustments to reconcile changes in net assets to net cash used in operating activities	
(Increase) decrease in assets	
Commissions receivable	6,937
Increase (decrease) in liabilities	
Accounts payable	(6,441)
Commissions payable	27,972
Net cash used in operating activities	(1,299)
Net decrease in cash and cash equivalents	(1,299)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	250,886
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 249,587
SUPPLEMENTAL DISCLOSURES	
Income taxes paid	$ 50

The accompanying notes are an integral part of the financial statements.

PRIM SECURITIES, INCORPORATED
NOTES TO FINANCIAL STATEMENTS

BUSINESS ACTIVITY

Prim Securities, Incorporated (the "Company") is a registered broker/dealer in securities. The Company is primarily involved in the sale of interests in public limited partnerships, investment company shares, variable annuities and general securities. The Company does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recognition of Income - Income and expenses are reported on the accrual basis of accounting. Income is reported when investor subscriptions or funds are transmitted to issuers or agents. Commission income is contingent upon acceptance by the issuer/agent. In the case of limited partnerships, commissions generally are not paid until the first disbursement has been made from the applicable escrow account. There is a contingent risk that the terms of the offering will not be met and, therefore, commissions will not be paid. Commission expenses are recorded concurrently with commission income. The Registered Representative Contract, signed by each representative, provides that commissions "will be paid as commissions are received by Prim Securities, Incorporated". Any orders or trades that are canceled result in a reversal of the commission income and expense on the records of the Company.

Use of Estimates - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income. The Company files a consolidated tax return with its parent. Its share of federal income tax benefits and expense is calculated on a separate company basis.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash in a checking account, certificate of deposit and money markets.

INCOME TAXES

There was an income tax benefit of $ 4,500 from use of an operating loss carryforward by the Company for the year ended December 31, 2002. There was no income tax expense for the Company for the year ended December 31, 2002.

INCOME TAXES (CONTINUED

Following is a reconciliation of the expected income tax expense/benefit to the amount based on the U.S. statutory rate of 15% for the year ended December 31, 2002:

Income tax benefit based on U.S. statutory rate	$ 4,500
Current period change in the valuation allowance	(4,500)
Provision for income taxes	$ --

The significant components of the Company's deferred tax assets and liabilities are as follows:

Deferred tax assets:	
Net operating loss carryforward	$ 127,500
Valuation allowances	(127,500)
Net deferred tax assets	$ --

The Company's valuation allowance decreased by $ 4,500 for the year ended December 31, 2002, which represents the effect of net operating income. The Company has recorded a valuation allowance to record its deferred tax assets at estimated net realizable value due to the uncertainty of realization of these assets through future taxable income.

The Company has available at December 31, 2002, unused operating loss carryforward of $ 850,000 that may be applied against future taxable income and expires in 2016.

LITIGATION

The Company is a defendant in legal proceedings related to an investment to a client of an individual broker of the Company. Counsel for the Company has expressed that the Company has an indemnification agreement from the individual broker who made the sale of the investment. The Company believes the proceedings are without merit and is vigorously defending its position. The maximum exposure to the Company for this matter is the Company's insurance deductible of $ 25,000.

CORRESPONDENT AGREEMENT

The Company has entered into a clearing arrangement for trades in listed securities through Bear, Stearns Securities Corp. of Brooklyn, New York. The Company as "Correspondent" agreed to indemnify Bear Stearns in connection with customer accounts of the Correspondent. The Company maintains a deposit of $ 100,000 with Bear Stearns in an interest-bearing account. The deposit is refundable upon termination of the agreement.

NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of Securities and Exchange Commission. Under the Rule, the Company's aggregate indebtedness to all other persons cannot exceed 1,500 percent of net capital. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if aggregate indebtedness exceeds 1,000 percent of net capital. At December 31, 2002, the Company had net capital of $ 153,092 that was $ 145,062 in excess of the minimum required. The percentage of aggregate indebtedness to net capital was 78.63%.

RELATED PARTY TRANSACTIONS

Prim Securities, Incorporated is a wholly-owned subsidiary of Prim Capital Corporation. The Company shares facilities, office support and employees with other affiliated companies and is billed its share of these costs. Accordingly, "Management fees" includes allocations of costs for these items and management fees in the amount of $ 195,820 in the aggregate.

CONCENTRATION OF CREDIT RISK

The Company places most of its operating cash with one financial institution. This practice does not serve to limit the Company's exposure to the credit risk associated with cash balances exceeding the maximum insured by the Federal Deposit Insurance Corporation. As of December 31, 2002, $ 50,000 of cash was exposed to this risk.

PRIM SECURITIES, INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2002

Net Capital	
Total stockholders' equity from statement of financial condition	$ 162,206
Deductions and/or charges: Non-allowable charges	3,364
Net capital before haircuts on security positions	158,842
Haircuts on securities [computed pursuant to 15c3-1(f)]	5,750
Net capital	$ 153,092
Computation of Aggregate Indebtedness	
Liabilities from statement of financial condition	$ 120,387
Computation of Basic Net Capital Requirement	
6-2/3% (.0667) of aggregate indebtedness	$ 8,030
Minimum required net capital	$ 5,000
Excess net capital	$ 145,062
Percentage of aggregate indebtedness to net capital	78.63%
Excess net capital at 1,000%	$ 141,053

PRIM SECURITIES, INCORPORATED
STATEMENT PURSUANT TO RULE 17a-5(d)(4)

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2002 filed with the Securities and Exchange Commission and the amount included in the accompanying Computation of Net Capital follows at December 31, 2002

Net capital, as reported in Company's Form X-17a-5, Part IIA	$ 155,009
Net audit adjustments	(1,917)
Net capital, as reported in Schedule I	$ 153,092

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information for Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

SNODGRASS
Certified Public Accountants and Consultants

Independent Auditors' Supplementary Report on Internal Control

To the Stockholders
Prim Securities, Incorporated

In planning and performing our audit of the financial statements of Prim Securities, Incorporated for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

As, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

S.R. Snodgrass, A.C.
5840 Heisley Road Mentor, OH 44060~1856 Phone: 440~352~3949/440~951~2451 Facsimile: 440~352~9314

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S.R. Snodgrass A.C.

Mentor, Ohio
February 26, 2003